mK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

15049725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC

SEC FILE NUMBER
8- 41173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCH CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N LASALLE ST STE 2300
(No. and Street)

CHICAGO (City) IL (State) 60602-3975 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J. RICE 312-640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DR., STE 3100 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mK

OATH OR AFFIRMATION

I, RICHARD J RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCH CAPITAL CORP., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHELLE L SCALETTA
Notary Public - State of Illinois
My Commission Expires 08/05/2017

Signature

CHEIF EXECUTIVE OFFICER
Title

Michelle L Scaletta
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the review Report of Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm on Financial Statements	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-13
Supplementary Schedules:	
Schedule I - Computation of Net Capital	14
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements	15
Report of Independent Registered Public Accounting Firm on Accompanying Management's Claim of Exemption from SEC Rule 15C 3-3	16-17

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2014

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Stockholder
March Capital Corporation
Chicago, Illinois

We have audited the accompanying financial statements of March Capital Corporation (the Company), an Illinois S Corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 10,420	
Prepaid Expenses	1,388	
Due from stockholder	45,978	
		$ 57,786

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Illinois replacement tax	469	
Subordinated Loan	50,000	
Accounts payable	-	
		$ 50,469
Stockholder's Equity:		
Common stock, $10 par value, 200 shares authorized; 100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	100	
		7,317
		$ 57,786

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

FEE AND COMMISSION INCOME		$ 409,755
OPERATING EXPENSES:		
Commissions	$ 317,367	
Bank charges	1,263	
Communications	5,679	
Dues and subscriptions	1,504	
Insurance	924	
Meals and entertainment	1,772	
Office expense	751	
Outside services	5,127	
Transportation	822	
Postage/delivery	37	
Professional fees	28,584	
Regulatory and other fees	6,390	
Taxes & Licenses	899	
Training	40	
Travel	63	
Interest expense	7,500	
		378,722
NET INCOME		$ 31,033

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2014

Subordinated loan, beginning of year	$ 50,000.00
Issuance of new subordinated loan	50,000.00
Maturity of former subordinated loan	(50,000.00)
Subordinated loan, end of year	$ 50,000.00

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 1,000	$ 6,217	$ 100	$ 7,317
Net income				31,033	31,033
Stockholder distributions				(31,033)	(31,033)
Balance, end of year	100	$ 1,000	$ 6,217	$ 100	$ 7,317

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income		$ 31,033
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Assets - decrease (increase):		
Increase in Prepaid Expenses	$ (1,388)	
Increase in advance to stockholder, net	7,601	
Liabilities - increase (decrease):		
Increase in accounts payable	(8,350)	
Decrease in taxes payable	169	
		(1,968)
Net cash provided by operating activities		29,065
FINANCING ACTIVITIES:		
Stockholder distributions	(31,033)	
Net cash used in financing activities		(31,033)
NET DECREASE IN CASH		(1,968)
CASH, BEGINNING OF YEAR		12,388
CASH, END OF YEAR		$ 10,420

SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for Illinois replacement tax	$ 469
Cash paid during the year for interest	$ 7,500
Non-cash financing activity:	
Renewal of subordinated loan	$ 50,000

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations:

March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. The Company's principal place of business is in Illinois. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The company is also registered as a broker-dealer in twelve states including the State of Illinois.

The Company's purpose of operating as a broker-dealer is to raise capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph k(2)(i) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemptions provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing firm.

2. Summary of Significant Accounting Policies:

a. Basis of Presentation and Accounting:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

b. Revenue Recognition:

The Company earns revenue through retainer fees, managed fees, success fees.

- **Retainer Fees:** For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods to which they apply, as provided by the contract.

- **Managed Fund Fees:** Managed Fund fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

2. Summary of Significant Accounting Policies – continued:

b. Revenue Recognition – continued:

- **Success Fees:** Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement.

c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Financial Instruments:

The Company's financial instruments are cash, accounts receivable accounts payable, and subordinated debt for which recorded values approximate fair values based on their short-term nature.

e. Cash and Cash Equivalents:

The Company presently maintains cash in a bank checking account insured by the Federal Deposit Insurance Corporation (FDIC): current coverage limited to $250,000. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

For purposes of the statement of cash flows, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost, which approximates fair value.

f. Accounts Receivable:

Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk. After a transaction is complete, a customer has a set time to pay the balance owed to net capital as defined by their contract.

Accounts receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts on these receivables have been relatively immaterial.

2. Summary of Significant Accounting Policies - continued:

f. Accounts Receivable - continued:

Management believes that, based on industry practice and collection history, the balance of commissions and fees receivable at December 31, 2014 (if any) is collectible in full, and accordingly, no allowance for doubtful accounts has been recorded.

g. Accounts Payable

Accounts payable is valued at fair value due to its short-term nature.

Commissions are payable to Registered Representatives (RR's) and recognized in the financial statements as success fees are collected by the Company. Upon receipt of the funds, the Company pays the RR's their percentage, as provided in their respective contracts. Payment is due to RR's within five days of the Company's receipt of the funds, unless otherwise stipulated.

h. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for income taxes has been made in these financial statements. For the year ended December 31, 20144, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

i. Management's Review of Subsequent Period:

Management has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2015, the date the financial statements were available to be issued. See Note 9.

3. Subordinated Debt:

At December 31, 2014, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender maturity date of the note shall be extended an additional year unless on or before the date seven months preceding the scheduled maturity date the lender shall notify the Company that the Scheduled Maturity Date shall not be extended.

The note serves as a renewal for the previous note which matured September 19, 2014. The difference in timing resulted in a net capital deficiency for the third quarter of 2014. The

3. Subordinated Debt – continued:

SEC was made aware of this and proper steps have been taken to prevent this in the future. No sanctions we assessed.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See note 2d.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

4. Fair Value of Financial Instruments – continued:

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See note 2d.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 20144, the Company had net capital of $9,951 which was $4,951 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.07 to 1 at December 31, 2014.

6. Significant Clients:

Three clients accounted for approximately 63% of total revenue for the year ended December 31, 2014. There was no balance due at December 31, 2014 from these clients.

7. Due from Stockholder:

The unsecured balance is non-interest bearing with no stated maturity.

8. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subject it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

9. Subsequent Events

Between December 31, 2014 and February 27, 2015, no significant transactions or events have occurred.

MARCH CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholder's equity, end of year	$ 7,317
Add: Subordinated debt	50,000
Deductions for non-allowable assets:	
Prepaid expense	(1,388)
Due from stockholder	(45,978)
NET CAPITAL	9,951
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 4,951
NET CAPITAL EXCESS LESS 120% OF MINIMUM CAPITAL REQUIREMENT	$ 3,951

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 50,469
Ratio: Aggregate indebtedness to net capital	5.07 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2014

MARCH CAPITAL CORPORATION

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Compnay is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER TO RULE 15c3-3

Although the Compnay is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

The Members
March Capital Corporation
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3 in which: (1) March Capital Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

March Capital Corporation
2 N LaSalle St
Suite 2300
Chicago, IL 60602

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 North Wacker Drive
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of March Capital Corporation (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2014, by making the following statements to our auditors:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2014 without exception.

3. The Company has disclosed any regulatory examinations or correspondence between the SEC or DEA related to compliance with the exemptive provisions.

4. All subsequent events through the date of the auditors' report that could have a material effect on the company's assertions have been disclosed.

5. The Company has maintained effective controls in order to maintain compliance with the exemptive provisions.

6. The Company actively monitors their compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.

Richard J. Rice, CEO

March Capital Corporation

February 27, 2015

MARCH CAPITAL CORPORATION

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Independent Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2014

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Stockholder
March Capital Corporation
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by March Capital Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 (if applicable) with respective cash disbursement records including a copy of the check written, the bank statement in which the check cleared, and the cash disbursements journal in which the check was recorded, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 (if applicable) with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment (if applicable) with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041173 FINRA DEC
MARCH CAPITAL CORP 9*9
2 N LASALLE ST STE 2300
CHICAGO IL 60602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard J. Rice 312-443-4804

2. A. General Assessment (item 2e from page 2) $ 1,024

B. Less payment made with SIPC-6 filed (**exclude interest**) (729)

8/12/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 295

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 295

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 295

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARCH CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHEIF EXECUTIVE OFFICER
(Title)

Dated the 27th day of FEBRUARY , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$409,756
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$409,756
2e. General Assessment @ .0025	$1,024
	(to page 1, line 2.A.)